FatPipe, Inc.

392 East Winchester Street, Suite 500

Salt Lake City, UT 84107

January 12, 2023

VIA EDGAR

Dave Edgar and Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FatPipe, Inc.
Draft Registration Statement on Form S-1
Submitted October 10, 2023
CIK No. 0001993400

Dear Mr. Edgar and Ms. Collins:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on November 6, 2023, regarding the Company’s draft registration statement on Form S-1 confidentially submitted to the Commission on October 10, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. We have confidentially submitted Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Draft Registration Statement on Form S-1 Submitted October 10, 2023

Industry and Market Data, page ii

1.	Please disclose whether any of the data sources and reports provided were commissioned by the company.

Response: In response to this comment, the Company advises the Staff that no data sources or reports were commissioned by the Company.

Prospectus Summary

Our Solution, page 1

2.	You indicate that each of your core offerings can be individually licensed to create a tailored customer experience. Please clarify if all of your technologies are available for commercial sale and provide an update on the status of any pipeline product development. Also disclose what percentage of revenue each product (SD-WAN, SAS, and NMS) has contributed to total revenue for the reporting period.

Response: In response to this comment, the Company advises the Staff that all our technologies are available for commercial sale, which has been disclosed on page 1 of the Amendment. The Company respectfully informs the Staff that its product pipeline consists of new SD-WAN security features and enhancements to the NMS. SD-WAN, SASE, and NMS revenues are packaged as part of managed service contracts are not determined on a standalone basis. Accordingly, the Company respectfully advises the Staff that determining and disclosing the percentage of revenue each product has contributed to total revenue is not feasible for any reporting period.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

Risks Related to Ownership of Our Common Stock

As a public company, we will be subject to compliance initiatives that will require substantial time from our management..., page 24

3.	We note that during the course of the audit for the March 31, 2022 financial statements, your auditors identified errors that impacted the company’s financial statements for the year ended March 31, 2021. Please tell us whether such errors also impacted the fiscal 2022 financial statements. Also, tell us whether the company remediated any control issues during the last two fiscal years. If so, revise to include a discussion here of such efforts to add context to your statement that internal controls over financial reporting were effective as of March 31, 2023.

Response: In response to this comment, the Company advises the Staff that the errors impacting the Company’s financial statements for the fiscal year ended March 31, 2021 did not impact the financial statements for the fiscal year ended March 31, 2022. Further, the Company has adopted procedures to remediate its control issues in an effort to avoid these errors in the future, such as secondary reviews of financial statements and enhanced internal controls. The Company has added disclosure detailing these efforts on page 24 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations, page 31

4.	You state here that cost of revenue includes “all” costs associated with network server components, however, you also state that cost of revenue primarily includes the cost of network server hardware. Please revise to clarify the type of costs that are associated with your network servers. Also, tell us whether cost of revenue includes any costs associated with providing services to your customers and if not, why.

Response: In response to this comment, the Company advises the Staff that the cost of revenue includes costs associated with providing services to our customers, such as costs associated with hosting our services through Amazon Web Services. The Company has revised the disclosure on page 31 of the Amendment to clarify the type of costs that are associated with our network servers, and the cost of revenue includes costs associated with providing services to our customers.

Results of Operations, page 32

5.	Please enhance your “Results of Operations” disclosures to describe the underlying reasons for material changes in quantitative and qualitative terms. For example, “Income/(loss) from operations” for the reporting period increased significantly. Please provide the reasons underlying the material line-item changes. Refer to Item 303(b) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that new software license contracts and increased marketing by partners resulted in increased market acceptance and increased material changes in revenue. The Company has revised the disclosure on page 33 of the Amendment to address this comment.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

6.	Please describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable impact on net sales, revenues, or income from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that the Company has revised the disclosure on page 33 of the Amendment to address this comment.

Comparison of Fiscal Years Ended March 31, 2022 and 2023, page 33

7.	Please clarify if the increase in revenue for the period is attributable to increased volume or positive pricing. Refer to Item 303(b)(2) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that the increase in revenue for the period is attributable to increased volume. The Company has revised the disclosure on page 33 of the Amendment to address this comment.

Non-GAAP Measures, page 35

8.	Please address the following as it relates to your non-GAAP measure of EBITDA:

●	Revise to reconcile such measure to GAAP net income as presented in the statements of operations.

●	Ensure your measure of EBITDA only includes adjustments for interest expense, income taxes and depreciation & amortization. To the extent you wish to include adjust for other items, such as non-operating gains and losses, revise the title of such measure to distinguish it from EBITDA, (“Adjusted EBITDA).”

●	Explain further your adjustment for “one-time income: Debt forgiveness” and what appears to be an offsetting adjustment for “other income,” which based on your disclosure on page F-19 includes gain on debt forgiveness, or revise as necessary. In your response, provide us with a breakdown of the items included in “other income” for each period presented and include a discussion of such amounts in your results of operations.

Refer to Item 10(e) of Regulation S-K and Questions 103.01 and 103.02 of the non-GAAP C&DIs.

Response: In response to this comment, the Company advises the Staff that the Company has reconciled such measure to GAAP net income as presented in the statements of operations. Therefore, the Company is revising the term “EBITDA” to “Adjusted EBITDA” to include one-time income, including debt forgiveness, and other items. The Company has revised the disclosure on page 35 of the Amendment to update its reconciliation and address this comment.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

Implications of being an Emerging Growth Company, page 37

9.	You state that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please revise to state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to this comment, the Company advises the Staff that it has updated the disclosure on page 37 of the Amendment in accordance with the SEC’s request.

Business Overview, page 38

10.	Please provide more information on your planned expansion throughout North America and Southeast Asia. Provide timelines for any new product development or enhancement of existing products in these new markets, if planned. Refer to Item 101(h)(4)(iii) of Regulation S-K for guidance.

Response: In response to this comment, the Company advises the Staff that the Company is in discussions with potential partners to offer geography-specific software license bundles to address the Mexico and South Asia market needs. The Company does not currently have set timelines for new software license bundles. Additionally, the Company has included this disclosure on pages 38 and 42 of the Amendment.

Software Development (research and development), page 43

11.	We note that you utilize artificial intelligence to enhance problem solving capabilities of your support database and train your engineers. Please explain how you define artificial intelligence in the context of your business and include appropriate risk factor disclosure addressing the risks associated with your use of artificial intelligence.

Response: In response to this comment, the Company advises the Staff we have removed any references to artificial intelligence in the Amendment, as artificial intelligence is only applied to support our database, and therefore is not a material aspect of the Company’s technology.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

Dividend Policy, page 44

12.	Please file the Celtic Promissory Note as an exhibit or explain why it does not need to be filed. Refer to Item 601 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has filed the Celtic Promissory Note with the Amendment.

Management, page 45

13.	Please revise the management biographies of your executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that we have revised the management biographies of our executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Please reference pages 46 of the Amendment.

Executive Compensation

Summary Compensation Table, page 48

14.	Please revise your Summary Compensation Table to include the Principal Financial Officer and any other covered persons pursuant to Item 402 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has updated the Summary Compensation Table on page 48 of the Amendment to include the Principal Financial Officer, and confirms that no other covered persons should be included in the Summary Compensation Table.

Note 1: Summary of Business and Significant Accounting Policies

(B) Significant Accounting Policies Revenue Recognition, page F-9

15.	Significantly enhance your disclosures to address the following as it relates to your revenue recognition policy:

●	Include a description of the terms for a typical contract. Describe the performance obligation(s) included in each of your arrangements, when such obligations are satisfied and the timing of revenue recognition for each. Refer to ASC 606-10-50-12.

●	Describe the methods and assumptions used to determine the standalone selling price for each of the performance obligations included in your arrangements. Refer to ASC 606-10-50-20(c).

●	Disclose the typical payment terms for your arrangements and describe any cancellation and/or refund provisions.

●	Describe the terms of any significant financing component. In this regard, we note your reference to imputed interest charges.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

●	Explain what is meant by revenue is recognized “upon dispatch or identification to the customer,” and clarify whether your customer takes possession of the software or whether your subscription arrangements provide only access to the software. Refer to ASC 606-10-55-54(a).

●	For performance obligations that are recognized over time, describe the method used to recognize revenue. Refer to ASC 606-10-50-18.

●	Disclose the amount of remaining performance obligations as of the end of the reporting period and an explanation of when you expect to recognize such amounts in revenue, on a quantitative basis or by using qualitative information. Refer to ASC 606-10-50-13.

●	Provide the disclosures required by ASC 606-10-50-8 through 10 with regard to your contract assets and contract liabilities.

Response: In response to this comment, the Company advises the Staff it has revised the disclosures throughout our financial statements, as well as the notes to the financial statements, within the F pages of the Amendment to address this comment.

16.	Please revise to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue is affected by economic factors. For example, tell us your consideration to include a breakdown of revenue between products and services, point-in-time vs over-time revenue recognition, geographic region, etc. Refer to ASC 606- 10-50-5 and ASC 606-10-55-89 through 91.

Response: In response to this comment, the Company advises the Staff that it has disaggregated the revenue into categories as mentioned in the comments. Please reference our responses beginning on page F-9 in the Amendment.

Concentrations, page F-18

17.	You state that you service customers in geographies around the world, primarily in the U.S. and India. Please revise to disclose the amount of revenue attributed to your country of domicile and all foreign countries in total. If revenues attributed to an individual foreign country are material, such revenues shall be separately disclosed. Refer to ASC 280-10-50-41(a).

Response: In response to this comment, the Company advises the Staff that the Company derives less than 10% of its revenue from foreign geographic concentrations and has revised the disclosure on page F-16 of the Amendment to address this comment.

18.	We note that one channel partner accounted for approximately 43% of your total revenue in fiscal 2023. Please tell us the amount of revenue recognized through this channel partner in fiscal 2022. Also, tell us your consideration to disclose information regarding the amount of revenue related to significant channel partners pursuant to ASC 280-10-50- 42 and 275-10-50-16 through 50-18.

Response: In response to this comment, the Company advises the Staff that this channel partner accounted for approximately 12.8% of our total revenue during the fiscal year ended March 31, 2022, and the same has been disclosed on page 9 and 42 of the Amendment.

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

Recent Sale of Unregistered Securities, page II-1

19.	Please revise to disclose all securities sold within the past three years which were not registered under the Securities Act. In this regard, we note your disclosure in the “Other Relationships” section that a private placement took place in 2022. Please revise your disclosure to include this transaction as well as the sale of any other unregistered securities that took place in the last three years. Refer to Item 701 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has removed the reference to a private placement in 2022. The Company did not conduct a private placement in 2022 and the private placement was erroneously disclosed in the “Other Relationships” section.

Signatures, page II-4

20.	Please update your “Signatures” to include your Principal Financial Officer and a majority of the members of your board of directors.

Response: In response to this comment, the Company advises the Staff it has included the signatures of the Principal Financial Officer, as well as the members of the board of directors, on page II-4 of the Amendment.

Exhibits

21.	Please refile your exhibits and financial statements in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T.

Response: In response to this comment, the Company advises the Staff that we have filed our exhibits with and financial statements in the Amendment in the proper text-searchable format.

General

22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to this comment, the Company advises the Staff that it has not provided written communications to any potential investors.

* * *

FatPipe, Inc.

392 East Winchester Street Suite 500

Salt Lake City, UT 84107

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (801) 560-2003 or Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at (917) 848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP